Exhibit 99.1

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility on Financial Statements

The management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts that are based on management's informed judgments and estimates where necessary.

The Company has established internal accounting control systems which are designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the Company’s accounting records. The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.

The Audit Committee reviews the consolidated financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services. The Shareholders have appointed KPMG LLP as the external auditors of the Company. The Independent Auditors’ Report of Registered Public Accounting Firm to the Board of Directors and Shareholders, which describes the scope of their examination and express their opinion, are included with the consolidated financial statements for the year ended December 31, 2015.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under both the Securities Exchange Act of 1934 and NI 52-109, as amended. Internal control over financial reporting is designed by, or designed under the supervision of, our President and CEO and our Executive Vice President, Finance and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our President and CEO and our Executive Vice President, Finance and CFO, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted as of December 31, 2015 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2015 the Company did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2015 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the consolidated financial statements for the year ended December 31, 2015.

(signed) “Raymond G. Smith”	(signed) “Edward J. Brown”

Raymond G. Smith, P.Eng.	Edward J. Brown, C.A.
President and CEO	Executive Vice President, Finance and CFO

March 15, 2016

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INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Bellatrix Exploration Ltd.

We have audited the accompanying consolidated financial statements of Bellatrix Exploration Ltd., which comprise the Consolidated Balance Sheets as at December 31, 2015 and December 31, 2014, the Consolidated Statements of Comprehensive Income (Loss), Shareholders’ Equity and Cash Flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bellatrix Exploration Ltd. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bellatrix Exploration Ltd.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Bellatrix Exploration Ltd.’s internal control over financial reporting.

(signed) “KPMG LLP”

Chartered Professional Accountants

March 15, 2016
Calgary, Canada

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bellatrix Exploration Ltd.

We have audited Bellatrix Exploration Ltd. (“the Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company as at December 31, 2015 and December 31, 2014, and the related Consolidated Statements of Comprehensive Income (Loss), Shareholders’ Equity and Cash Flows for the years then ended, and our report dated March 15, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(signed) “KPMG LLP”

Chartered Professional Accountants

March 15, 2016
Calgary, Canada

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BELLATRIX EXPLORATION LTD.
CONSOLIDATED BALANCE SHEETS (expressed in Canadian dollars)
As at December 31,

($000s)	2015	2014

ASSETS
Current assets
Restricted cash	$37	$25,504
Accounts receivable (note 21)	57,261	110,118
Deposits and prepaid expenses	8,093	6,926
Current portion of risk management asset (note 21)	8,845	-
	74,236	142,548
Risk management asset (note 21)	6,953	-
Deferred taxes (note 14)	59,255	-
Exploration and evaluation assets (note 6)	87,919	123,639
Property, plant and equipment (note 7)	1,474,849	1,947,298
Total assets	$1,703,212	$2,213,485

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$87,312	$154,094
Advances from joint venture partners	22,958	76,388
Current portion of finance lease obligation (note 9)	1,634	1,574
Current portion of deferred lease inducements	340	340
Current portion of risk management liability (note 21)	390	-
	112,634	232,396

Bank debt (note 8)	340,743	549,792
Senior Notes (note 8)	332,024	-
Finance lease obligation (note 9)	8,429	10,063
Deferred lease inducements	2,387	2,727
Decommissioning liabilities (note 10)	96,423	88,605
Deferred taxes (note 14)	-	81,585
Total liabilities	892,640	965,168

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 11)	1,000,100	1,000,041
Contributed surplus	50,706	44,302
Retained earnings (deficit)	(240,234)	203,974
Total shareholders’ equity	810,572	1,248,317
Total liabilities and shareholders’ equity	$1,703,212	$2,213,485

COMMITMENTS (note 20)

See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors

(signed) “Doug Baker”	(signed) “W.C. (Mickey) Dunn”

Doug Baker, FCA	W.C. (Mickey) Dunn
Director, Chairman, Audit Committee	Director, Chairman of the Board

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BELLATRIX EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in Canadian dollars)
For the years ended December 31,

($000s, except per share amounts)	2015	2014

REVENUES
Petroleum and natural gas sales	$323,312	$574,253
Royalties	(33,454)	(99,823)
Other income	10,006	9,214
Total revenues net of royalties	299,864	483,644

Realized gain (loss) on commodity contracts	7,183	(31,991)
Unrealized gain on commodity contracts	12,942	16,933
	319,989	468,586

EXPENSES
Production	118,880	120,072
Transportation	17,146	16,259
General and administrative	23,372	25,371
Share-based compensation (note 12)	3,581	3,673
Depletion, depreciation, and impairment (note 7)	697,633	181,780
Gain on property acquisitions (note 7)	-	(68,616)
Gain on property dispositions and swaps (note 7)	(33,932)	(50,526)
	826,680	228,013

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(506,691)	240,573

Finance expenses (note 15)	41,836	20,937
Realized gain on foreign exchange (note 16)	(34)	-
Unrealized loss on foreign exchange (note 16)	36,556	-

NET PROFIT (LOSS) BEFORE TAXES	(585,049)	219,636

TAXES
Deferred tax expense (recovery) (note 14)	(140,841)	56,513

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(444,208)	$163,123

Net profit (loss) per share (note 19)
Basic	$(2.31)	$0.89
Diluted	$(2.31)	$0.88

See accompanying notes to the consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(expressed in Canadian dollars)

For the year ended December 31,

($000s)	2015	2014

SHAREHOLDERS’ CAPITAL (note 11)
Common shares (note 11)
Balance, beginning of year	$1,000,041	$824,065
Issued for cash on exercise of share options	45	6,931
Issued for cash on equity issue, net of tax	-	172,615
Share issue costs on equity issue and shelf prospectus, net of tax	-	(5,887)
Contributed surplus transferred on exercised options	14	2,317
Balance, end of year	1,000,100	1,000,041

CONTRIBUTED SURPLUS (note 12)
Balance, beginning of year	44,302	38,958
Share-based compensation expense	7,091	7,446
Adjustment of share-based compensation expense for forfeitures of unvested share options	(673)	(559)
Transfer to share capital for exercised options	(14)	(2,317)
Other	-	774
Balance, end of year	50,706	44,302

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	203,974	40,851
Net profit (loss)	(444,208)	163,123
Balance, end of year	(240,234)	203,974

TOTAL SHAREHOLDERS’ EQUITY	$810,572	$1,248,317

See accompanying notes to the consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(expressed in Canadian dollars)
For the year ended December 31,

($000s)	2015	2014

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net profit (loss)	$(444,208)	$163,123
Adjustments for:
Depletion, depreciation and impairment (note 7)	697,633	181,780
Finance expenses (note 15)	1,803	1,739
Effective interest on senior notes	1,442	-
Share-based compensation (note 12)	3,974	3,673
Unrealized gain on commodity contracts	(12,942)	(16,933)
Unrealized foreign exchange loss (note 16)	36,556	-
Gain on property acquisitions (note 7)	-	(68,616)
Gain on property dispositions and swaps (note 7)	(33,932)	(50,526)
Deferred tax expense (recovery) (note 14)	(140,841)	56,513
Decommissioning costs incurred	(2,725)	(1,743)
Change in non-cash working capital (note 13)	(3,685)	25,818
	103,075	294,828

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 11)	45	180,320
Issue costs on share capital (note 11)	-	(7,849)
Settlement of restricted awards	(1,037)	(1,256)
Issuance of senior notes, net of issue costs (note 8)	291,642	-
Advances from loans and borrowings	3,381,665	2,813,950
Repayment of loans and borrowings	(3,590,713)	(2,551,250)
Obligations under finance lease	(1,574)	(1,495)
Deferred lease inducements	(340)	218
Change in non-cash working capital (note 13)	4,248	149
	83,936	432,787

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets (note 6)	(4,102)	(11,383)
Additions to property, plant and equipment (note 7)	(155,526)	(713,596)
Proceeds on sale of property, plant and equipment	15,436	42,730
Change in non-cash working capital (note 13)	(42,819)	(45,366)
	(187,011)	(727,615)

Change in cash	-	-

Cash, beginning of year	-	-

Cash, end of year	$-	$-

Cash paid:
Interest	$33,212	$15,349
Taxes	-	-

See accompanying notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These consolidated financial statements (“financial statements”) were authorized by the Board of Directors on March 15, 2016. The Company prepared these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Basis of measurement

The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality and within the framework of the significant policies summarized in note 3. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

a.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiary. All inter-entity transactions have been eliminated.

b.	Revenue Recognition

Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•  Bellatrix has transferred the significant risks and rewards of ownership of the goods to the buyer;

•  Bellatrix retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•  the amount of revenue can be measured reliably;

•  it is probable that the economic benefits associated with the transaction will flow to Bellatrix; and

• the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements and is included with petroleum and natural gas sales.

Capital processing charges to other entities for use of facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

c.	Transportation

Costs paid by Bellatrix for the transportation of crude oil, natural gas, condensate and NGLs to the point of title transfer are recognized when the transportation is provided.

d.	Joint Interests

A significant portion of the Company’s exploration and development activities are conducted jointly with others. The financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

Bellatrix is a partner in the Grafton Joint Venture, the CNOR Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture (all as defined below), which have all been separately assessed and classified under IFRS as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

Grafton Joint Venture – Bellatrix has a joint venture (the “Grafton Joint Venture”) with Grafton Energy Co I Ltd. (“Grafton”) in the Willesden Green and Brazeau areas of West-Central Alberta, whereby Grafton will contribute 82% to the joint venture. Under the agreement, Grafton will earn 54% of Bellatrix’s working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”) on Bellatrix’s pre-Grafton Joint Venture WI.

CNOR Joint Venture - Bellatrix and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., have a multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout and automatically converting to a 10.67% gross overriding royalty on Bellatrix's pre-joint venture working interest after payout (being recovery of CNOR’s capital investment plus an 8% return on investment).

Daewoo and Devonian Partnership – Bellatrix has a joint venture arrangement (the “Daewoo and Devonian Partnership”) with Canadian subsidiaries of two Korean entities, Daewoo International Corporation (“Daewoo”) and Devonian Natural Resources Private Equity Fund (“Devonian”) in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% of Bellatrix’s WI share of producing assets, an operated compressor station and gathering system and related land acreage.

Troika Joint Venture – Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika contributed 50% towards a capital program and received a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI. During the fourth quarter of 2015, Bellatrix and TCA mutually agreed to discharge the remainder of the drilling program under the Troika joint venture agreement. As a result, Bellatrix and TCA have no further obligation to drill additional wells thereunder but continue to have ongoing joint operations under the joint venture arrangement.

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e.	Property, Plant and Equipment and Exploration and Evaluation Assets

I.	Pre-exploration expenditures

Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.

II.	Exploration and evaluation expenditures

Costs incurred once the legal right to explore has been acquired are capitalized as intangible exploration and evaluation assets. These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs. These costs are accumulated in cost centres by property and are not subject to depletion until technical feasibility and commercial viability have been determined.

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.

III.	Developing and production costs

Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within the Consolidated Statements of Comprehensive Income (Loss).

IV.	Joint arrangements

The Company has entered into certain joint arrangements whereby the joint arrangement partner (“partner”) will earn a working interest on certain properties through the payment of a pre-determined portion of the costs of drilling, completing and equipping. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the partner, and the pre-payout working interest allocated to the partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in, or upon the achievement of a different milestone as specified by the relevant agreement with the partner. Bellatrix has both exploration and evaluation assets and property, plant and equipment assets that are subject to these arrangements.

V.	Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

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VI.	Depletion and depreciation

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers and determined in accordance with National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.

With the completion of Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant in the Alder Flats area of Alberta (the “Alder Flats Plant”) in May 2015, Bellatrix began depreciating the associated costs of the Phase 1 of the Alder Flats Plant as the asset is now available for use.

Depreciation is recognized to expense the cost of significant components of assets less their residual values over their useful lives.

The Alder Flats Plant and associated equipment are depreciated using the straight-line method over estimated useful lives as follows:

•	General plant and processing equipment - 40 years

•	Other properties and equipment - 10 years

•	Turnarounds - 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and, if necessary, any changes would be accounted for prospectively.

Depreciation of office furniture and equipment is provided for on a 20% declining balance basis. Depreciation methods, useful lives and residual values are reviewed at each reporting date.

VII.	Dispositions

Gains on disposal of an item of property, plant and equipment or exploration and evaluation are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment or exploration and evaluation and are recognized separately in the Consolidated Statements of Comprehensive Income (Loss). Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the Consolidated Statements of Comprehensive Income (Loss). A gain on disposition is recognized for each well drilled under the Grafton Joint Venture and the Troika Joint Venture to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributes 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earns 54% of Bellatrix’s WI in each well drilled until payout.

Under the Troika Joint Venture Agreement, Troika contributed 50% of the total capital costs required for each well under the Troika Joint Venture Agreement, and in return earned 35% of Bellatrix’s WI in each well until payout.

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f.	Impairment

I.	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

II.	Non-financial assets

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Company regularly reviews the composition and determination of its CGUs. The composition of each CGU is determined based on factors such as common processing facilities, sales points, and commonalities in the geological and geophysical structure of individual assets. Based on factors including significant changes in the composition and size of CGUs, management’s treatment of areas within CGUs, geographical proximities, and materiality, Bellatrix restructured its six CGUs at December 31, 2014 into three CGUs effective January 1, 2015 (Northern Alberta, Central Alberta, and Southern Alberta).

Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The impairment test is performed at the asset or CGU level.

The recoverable amount of an asset or a CGU is the greater of its value in use (“VIU”) and its fair value less costs to sell (“FVLCS”). FVLCS is determined to be the amount for which the asset could be sold in an arm’s length transaction. FVLCS can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs. VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the Company’s Consolidated Statement of Comprehensive Income (Loss) in the period in which it occurs.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

Exploration and evaluation assets are grouped together with the Company’s CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in property, plant and equipment).

g.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the risks have not been incorporated into the estimate of cash flows. The increase in the provision due to the passage of time is recognized within finance expense.

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I.	Decommissioning liabilities

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. Changes in the present value of the estimated expenditure are reflected as an adjustment to the liability and the relevant asset. The accretion or unwinding of the discount on the decommissioning provision is recognized as a finance expense. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.

II.	Environmental liabilities

The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations. The estimates are subject to revision in future periods based on actual costs incurred or new circumstances. Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

h.	Share-based Payments

I.	Equity-settled transactions

Bellatrix accounts for options issued under the Company’s share option plan to officers, employees, consultants and other service providers by reference to the fair value of the equity instruments granted. The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus. The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest. The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

II.	Cash-settled transactions

The Company’s Deferred Share Unit Plan (the “DSU Plan”) is accounted for as a cash settled share based payment plan in which the fair value of the amount payable under the DSU Plan is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.

The Company’s Restricted and Performance Award Plan (the “Incentive Plan”) is accounted for as a cash settled share based payment plan in which the fair value of the amounts payable under the Incentive Plan are recognized incrementally as an expense over the term of the corresponding grant, with a corresponding change in liabilities.

i.	Income Taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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I.	Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

II.	Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j.	Financial Instruments

All financial instruments, including all derivatives, are recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in income. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to income when derecognized or impaired. The Company has the following classifications:

Financial Assets and Liabilities	Category	Subsequent Measurement
Restricted cash	Held-for-trading	Fair value through profit or loss; Level 1
Accounts receivable	Loans and receivables	Amortized cost
Deposits and prepaid expenses	Other assets	Amortized cost
Commodity risk management contracts	Held-for-trading	Fair value through profit or loss; Level 2
Foreign exchange risk management contracts	Held-for-trading	Fair value through profit or loss; Level 2
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Deferred share units	Other liabilities	Fair value through profit or loss; Level 1
Restricted awards	Other liabilities	Fair value through profit or loss; Level 1
Performance awards	Other liabilities	Fair value through profit or loss; Level 2
Advances from joint venture partners	Other liabilities	Amortized cost
Bank Debt	Other liabilities	Amortized cost
Senior Notes	Other liabilities	Amortized cost
Finance lease obligation	Other liabilities	Amortized cost

Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.

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The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, financial derivatives are classified as fair value through profit or loss and are recorded on the balance sheet at fair value.

The derivative financial instruments are initiated within the guidelines of the Company’s corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet. Settlements on these physical sales contracts are recognized in petroleum and natural gas sales.

Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy.

k.	Lease Obligations

Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value. The asset is amortized in accordance with the Company’s depletion and depreciation policy. The obligations recorded under finance lease payments are reduced by the lease payments made.

Assets held under other leases are classified as operating leases and are not recognized in the balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received from landlords are deferred and recognized as an integral part of the total lease expense, over the term of the lease.

l.	Basic and Diluted per Share Calculations

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. The Company uses the treasury share method to determine the dilutive effect of share options. Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts.

m.	Finance Income and Expenses

Finance income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises interest expense on borrowings, amortization of deferred charges, accretion of the discount rate on provisions and impairment losses recognized on financial assets.

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n.	Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are recognized in profit or loss using the effective interest method. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

o.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

p.	Restricted Cash

Restricted cash represents funds advanced by a certain joint venture partner for specific future drilling projects. These funds are released for general purposes and capital expenditures related to the joint venture as each project reaches a predetermined progress point.

q.	Business Combinations

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net profit. If the cost of the acquisition is more than the fair value of the net assets acquired, the difference is recognized on the balance sheet as goodwill. Acquisition costs incurred are expensed.

r.	Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.

Bellatrix’s functional and presentation currency is Canadian dollars.

4.	CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of consolidated financial statements in conformity with IFRS requires management to make judgment, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a.	Critical Accounting Judgments

I.	Oil and gas reserves

Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

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II.	Identification of CGUs

Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets.

III.	Impairment Indicators

Judgment is required to assess when impairment indicators exist and impairment testing is required. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimate of reserves, production rates, future oil and natural gas prices, future costs, discount rates, market value of land and other relevant assumptions.

IV.	Joint Arrangements

Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.

Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form. And terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.

b.	Critical Estimates and Assumptions

I.	Recoverability of asset carrying values

The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

II.	Decommissioning obligations

Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

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III.	Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

IV.	Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or goodwill. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.

5.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The following pronouncements from the International Accounting Standards Board (“IASB”) are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This standard is effective for annual periods beginning on or after January 1, 2018 with different transitional arrangements depending on the date of initial application. The extent of the impact of the adoption of IFRS 9 has not yet been determined.

IFRS 15 - “Revenue from Contracts with Customers”, which provides a five-step model to be applied to all contracts formed with customers. The standard specifies when an entity will recognize revenue and provides guidance regarding disclosures relating to revenue recognition. IFRS 15 is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

IFRS 16 - "Leases”, replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The extent of the impact of the adoption of IFRS 16 has not yet been determined.

6.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2013	$132,971
Acquisitions through business combinations	4,596
Additions	6,788
Transfer to oil and natural gas properties	(20,685)
Disposals (1)	(31)
Balance, December 31, 2014	123,639
Additions	4,102
Impairment	(4,542)
Transfer to oil and natural gas properties	(35,280)
Balance, December 31, 2015	$87,919

(1) Disposals include swaps.

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Exploration and evaluation (“E&E”) assets consist of Bellatrix’s exploration projects which are pending the determination of proved or probable reserves and production. Additions represent Bellatrix’s share of costs incurred on E&E assets during the year.

Impairment

As at December 31, 2015, Bellatrix determined that indicators of impairment existed with respect to its E&E assets and an impairment analysis was performed. Due to current industry fundamentals, the Company’s capital allocation decisions have impacted the planned development of some E&E assets. For the purpose of impairment testing, the recoverable amounts of E&E assets were determined using internal estimates of the fair value of undeveloped land based principally on recent and relevant land sales. For the year ended December 31, 2015, Bellatrix recognized non-cash impairment of $4.5 million (December 31, 2014: nil) on E&E assets, $3.2 million related to its Central Alberta CGU, $0.5 million related to its Northern Alberta CGU and $0.8 million related to its Southern Alberta CGU where the carrying values exceeded the recoverable amounts. Impairment is recognized as an expense included in the Company’s consolidated statement of comprehensive income (loss) in the period in which it occurs. The impairment recorded at December 31, 2015 may be reversed at such time that the fair value of the impaired E&E assets increases.

7.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Operated Facilities	Office furniture and equipment	Total
Cost
Balance, December 31, 2013	$1,629,027	$-	$11,585	$1,640,612
Acquisitions through business combinations	230,366	-	-	230,366
Additions	498,044	64,971	11,164	574,179
Transfer from exploration and evaluation assets	20,685	-	-	20,685
Joint venture wells	53,169	-	-	53,169
Transfers	(9,710)	(23,211)	-	(32,921)
Disposals (1)	(9,809)	-	-	(9,809)
Balance, December 31, 2014	2,411,772	41,760	22,749	2,476,281
Additions	100,009	71,914	3,441	175,364
Transfer from exploration and evaluation assets	35,280	-	-	35,280
Joint venture wells	29,493	-	-	29,493
Transfers	-	(8,639)	-	(8,639)
Disposals (1)	(10,856)	-	-	(10,856)
Balance, December 31, 2015	$2,565,698	$105,035	$26,190	$2,696,923

(1) Disposals include swaps.

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2013	$344,962	$-	$2,241	$347,203
Charge for time period	167,914	-	3,053	170,967
Impairment loss	10,813	-	-	10,813
Balance, December 31, 2014	523,689	-	5,294	528,983
Charge for time period	180,113	1,829	3,737	185,679
Impairment loss	507,412	-	-	507,412
Balance, December 31, 2015	$1,211,214	$1,829	$9,031	$1,222,074

Carrying amounts
At December 31, 2014	$1,888,083	$41,760	$17,455	$1,947,298
At December 31, 2015	$1,354,484	$103,206	$17,159	$1,474,849

Bellatrix has included $1.12 billion (2014: $1.34 billion) for future development costs and excluded $75.9 million (2014: $80.3 million) for estimated salvage from the depletion calculation for the three months ended December 31, 2015. Operated facilities includes capital associated with Phase I of the Alder Flats Plant, as well as capital associated with Phase II and related infrastructure. Costs of facilities under construction of $15.0 million related to Phase II of the Alder Flats Plant were excluded from depreciation calculations for the three months ended December 31, 2015.

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In the year ended December 31, 2015, the Company recognized total net gains of $33.9 million (2014: $50.5 million). Included in total net gains were gains on dispositions recognized on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during 2015 of $29.4 million (2014: $52.3 million).

During 2015, Bellatrix had minor dispositions of both assets and working interest in assets. On these dispositions, Bellatrix recorded a total gain of $4.5 million for the year.

For the year ended December 31, 2015, the Company capitalized $9.5 million (2014: $8.5 million) of general and administrative expenses and $2.6 million (2014: $3.4 million) of share-based compensation expense directly related to exploration and development activities.

Impairment

Bellatrix performed an assessment of possible indicators of impairment on all of the Company’s CGUs. At December 31, 2015, impairments indicators were identified for certain of the Company’s CGUs. Bellatrix completed impairment tests for each of its CGUs primarily as a result of depressed crude oil and natural gas forecasts of forward commodity prices. The recoverable amount of each CGU as at December 31, 2015 was determined incorporating the following information:

a)	The net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2015, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves (Level 3 of the fair value hierarchy). The reserve evaluation is based on an estimated remaining reserve life up to a maximum of 50 years.

b)	The fair value of unbooked drilling locations on PP&E land as determined by Bellatrix’s management at December 31, 2015.

c)	Recent transactions completed within the industry on assets with similar geological and geographical characteristics within the relevant CGU.

Key input estimates used to determine the present value of expected future net cash flows include:

a)	Reserves – An external reserve engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserve updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts to net earnings as further information becomes available and as the economic environment changes.

b)	Commodity prices – Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, foreign exchange rates, economic, and geopolitical factors.

c)	Discount rates – Discount rates used to calculate the present value of expected future cash flows are based on estimates of the recoverability of asset values in the current industry market conditions. Changes in the general economic environment could result in significant changes to these estimates.

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The FVLCS determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 10-14% and the following forward commodity price estimates:

Year	Canadian Light Sweet Crude ($/bbl) (1)	AECO Gas ($/mmbtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2016	55.89	2.57	38.73	9.76	60.16	1.33
2017	66.47	3.14	46.91	15.88	70.95	1.25
2018	73.21	3.47	52.58	24.09	78.05	1.20
2019	81.35	3.80	59.42	30.49	86.58	1.18
2020	84.57	3.99	62.81	33.69	90.00	1.18
2021	87.88	4.13	62.25	34.95	93.46	1.18
2022	92.01	4.30	68.33	36.45	97.79	1.18
2023	96.24	4.48	71.46	38.06	102.23	1.18
2024	98.17	4.60	72.90	38.79	104.29	1.18
2025	99.94	4.70	74.22	39.50	106.16	1.18
Thereafter	+1.8% per year	+1.8% per year	+1.8% per year	+1.8% per year	+1.8% per year	1.18

(1) The average of GLJ Petroleum Consultants, McDaniel & Associates Consultants, and Sproule price forecasts, effective January 1, 2016.

For the year ended December 31, 2015, the impairment tests resulted in the recognition of non-cash impairment of $507.4 million (2014: nil) in the Company’s Central Alberta CGU. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2015 was $1.4 billion. No impairment was recognized in the Company’s North Alberta and South Alberta CGUs in 2015.

For the year ended December 31, 2014 non-cash impairment of $10.8 million was recognized in the Company’s non-core CGUs at discount rates ranging from 10-15%. No impairment was recognized in relation to the Company’s core Central Alberta CGU in 2014.

A 1% increase to the discount rates applied in the impairment calculation for the Central Alberta CGU would result in an increase in impairment expense of approximately $70 million for the year ended December 31, 2015, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized.

Business Combinations

Bellatrix did not complete any business combinations during 2015. During 2014, Bellatrix closed an acquisition of production and working interest in certain facilities, as well as undeveloped land in the Ferrier area of Alberta for a cash purchase price of $13.9 million after adjustments. Bellatrix assessed the property acquisition and determined that it constitutes a business combination under IFRS. The estimated fair value of the property, plant and equipment acquired net of decommissioning liabilities was determined to be $25.7 million using internal estimates, resulting in a gain on acquisition of $11.8 million in the year ended December 31, 2014. The fair value of identifiable assets acquired and liabilities assumed is final.

During the year ended December 31, 2014, the Company completed an acquisition of production in the Ferrier area of Alberta for a total cash purchase price after adjustments of $118.0 million. The estimated fair value of the property, plant and equipment acquired net of decommissioning liabilities was determined to be $118.0 million using internal estimates, resulting in no gain on acquisition. The fair value of identifiable assets acquired and liabilities assumed is final. During the same year ended December 31, 2014, the Company completed an acquisition of production and working interest in certain facilities as well as undeveloped land in the Ferrier area of Alberta for a total cash purchase price after adjustments of $33.0 million. The estimated fair value of the property, plant and equipment acquired net of decommissioning liabilities was determined to be $89.8 million, resulting in a gain of $56.8 million in the year ended December 31, 2014. The fair value of identifiable assets acquired and liabilities assumed is final.

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8.	LONG-TERM DEBT

($000s)	2015	2014
Bank debt	$340,743	$549,792
Senior Notes (mature on May 15, 2020)	332,024	-
Long-term debt	$672,767	$549,792

Bank Debt

In November 2015, the semi-annual review of the borrowing base under the Company's revolving Credit Facilities (the “Credit Facilities”) was approved at $540 million. The Company’s Credit Facilities are available on an extendible revolving term basis and consist of a $65 million operating facility provided by a Canadian bank and a $475 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio. Amounts outstanding under the Credit Facilities are secured against all of the assets of the Company by a $1 billion debenture containing a first ranking floating charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

The Credit Facilities currently mature on, and are fully revolving until, May 30, 2017, although the Company has requested an extension to May 30, 2019. An extension request may be made each year provided that the term after extension may not exceed 3 years. Should the Credit Facilities not be extended, the outstanding balance is due upon maturity. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before May 31, 2016. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

Senior Notes

In May 2015, the Company issued US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”), all of which remained outstanding as at December 31, 2015. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): 2017 at 104.250%, 2018 at 102.125%, 2019 and thereafter at 100.000%. Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

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($000s)	2015
Balance, beginning of year	$-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss (1) (2)	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	$332,024

(1)	Exchange rate (CDN$/US$1.00) at December 31, 2015 was 1.3840.

(2)	Amount does not include unrealized gain on foreign exchange contracts of $2.5 million.

Pursuant to the Senior Note offering in May 2015, a company that is controlled by a director of Bellatrix acquired, through a fund managed or advised by it, US$15 million in aggregate principal amount of the Senior Notes on an arm’s length basis. Effective February 10, 2016, the director resigned from the Board of Directors of Bellatrix.

Covenants

Effective August 4, 2015, the Company’s banking syndicate agreed to amend the agreement governing the Credit Facilities (the “Credit Agreement”) to remove the total debt to EBITDA financial covenant and an EBITDA to interest expense financial covenant. The remaining financial covenant requires that the Company will not permit its ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined by the terms of the Credit Agreement and adjusted for non-cash charges, for a trailing 12-month period to exceed a specified amount (the “Senior Debt Covenant”). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes, decommissioning liabilities and deferred tax liability. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). Based on the Company’s capital budget pricing assumptions, the Company does not expect to exceed its Senior Debt Covenant during 2016. However, if the current commodity price levels persist, the Company would expect to begin negotiating additional covenant relief with its lenders in order to ensure ongoing compliance. If the Company expected to reach or exceed the Senior Debt Covenant, there are a number of steps that may be taken to remain in compliance, including asset divestments, allocation of a portion of capital spending to debt reduction, debt refinancing transactions, and equity issuances. Failing the Senior Debt Covenant may result in cancellation of the Credit Facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable. As part of the agreement to remove the other financial covenants, the Company agreed that any further issuances of subordinated indebtedness (but excluding refinancing of the existing Senior Notes) will require majority lender approval.

Subject to certain exceptions and qualifications, the Senior Notes have no financial covenants but have an incurrence covenant in place that limits the Company’s ability to, among other things: make payments and distributions; incur additional indebtedness; issue disqualified or preferred stock; create or permit liens to exist; make certain dispositions; transfer of assets; and engage in amalgamations, mergers or consolidations.

The following table lists the covenant under the Credit Facilities and the Senior Notes, and the Company’s compliance therewith as at December 31, 2015:

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	Covenant as at December 31, 2015		Position at December 31, 2015
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50	x	2.75	x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage(3)	2.25	x	3.75	x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, Senior Notes, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2015 was $147.0 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended December 31, 2015, fixed charges were $47.1 million and consolidated cash flow was $177.0 million.

As at December 31, 2015, excluding $6.4 million of outstanding letters of credit that reduce the amount otherwise available to be drawn under the Credit Facilities, approximately $199 million or 37% of unused and available bank credit under the Credit Facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements, subject to compliance with the Senior Debt Covenant. For the year ended December 31, 2015, the Company’s trailing 12-month EBITDA was $147.0 million, resulting in a Senior Debt to EBITDA ratio of 2.75 times, which would have allowed the Company to incur $109.8 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant.

9.	FINANCE LEASE OBLIGATION

The Company entered into separate agreements in 2010, 2011 and 2012 to raise $15.3 million for the Company’s proportionate share of the construction of certain facilities.

The agreements resulted in the recognition of finance leases for the use of the constructed facilities. The agreements will expire in years 2030 to 2032, or earlier if certain circumstances are met. At the end of the term of each agreement, the ownership of the facilities is transferred to the Company. Assets under these finance leases at December 31, 2015 totaled $15.3 million (2014: $15.3 million) with accumulated depreciation of $3.0 million (2014: $2.3 million).

The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000s)
2016	$3,059
2017	2,718
2018	2,138
2019	1,317
2020	1,240
Thereafter	8,777
Total lease payments	19,249
Amount representing implicit interest at 15.28%	(9,186)
10,063
Current portion of finance lease obligation at December 31, 2015	(1,634)
Finance lease obligation at December 31, 2015	$8,429

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10.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. At December 31, 2015, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $140.0 million (2014: $147.9 million) which will be incurred between 2017 and 2065. A risk-free rate between 0.49% and 2.16% (2014: 1.04% and 2.33%) and an inflation rate of 2.0% (2014: 2.0%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2015.

($000s)	2015	2014
Balance, beginning of year	$88,605	$67,075
Incurred on development activities	2,556	4,395
Acquired through business combinations	-	3,113
Revisions on estimates	3,459	12,374
Reversed on dispositions	-	(91)
Accretion expense	1,803	1,739
Balance, end of year	$96,423	$88,605

The $3.5 million increase in decommissioning liabilities between December 31, 2015 and December 31, 2014 resulting from revisions on estimates were primarily due to reduced market interest rates which decreases the discount rates applied to the valuation of the liabilities. In addition, changes to estimates also resulted from the revisions to timing and amounts of future decommissioning cash flows for certain wells and facilities made to better reflect anticipated abandonment timelines and future cash outlays.

11.	SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares and at December 31, 2015, no preferred shares have been issued. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends as may be declared by the Board of Directors from time to time; no dividends were declared by the Board of Directors during the years ended December 31, 2015 or 2014.

	2015		2014
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	191,950,576	$1,000,041	170,990,605	$824,065
Issued for cash on equity issue	-	-	18,170,000	172,615
Share issue costs on equity issue and shelf prospectus, net of tax effect of $2.0 million	-	-	-	(5,887)
Cancellation of shares	-	-	(137,486)	-
Shares issued for cash on exercise of options	13,334	45	2,927,457	6,931
Contributed surplus transferred on exercised options	-	14	-	2,317
Balance, end of year	191,963,910	$1,000,100	191,950,576	$1,000,041

12.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the year ended December 31, 2015:

($000s)
	Share Options	Deferred Share Units	Restricted Awards(2)	Performance Awards	Total
Expense (recovery) for the year ended December 31, 2015 (1)	$4,095	$(1,167)	$740	$(87)	$3,581
Liability balance, December 31, 2015	$-	$1,591	$1,024	$919	$3,534

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(1) The expense for share options is net of adjustments for reclassifications to operating expenses for $0.2 million, forfeitures of $0.7 million, and capitalization of $2.1 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.5 million. $0.4 million of share-based compensation expense has been recorded in operating expenses in the year.

(2) During 2015, the Company settled $1.0 million of restricted awards; this was more than offset by issuance of restricted awards in the year which resulted in an increase to the outstanding liability balance related to restricted awards as at December 31, 2015.

The following table provides a summary of the Company’s share-based compensation plans for the year ended December 31, 2014:

($000s)
	Share Options	Deferred Share Units	Restricted Awards(2)	Performance Awards	Total
Expense (recovery) for the year ended December 31, 2014 (1)	$4,333	$(1,287)	$353	$274	$3,673
Liability balance, December 31, 2014	$-	$2,758	$607	$1,051	$4,416

(1) The expense for share options is net of adjustments for forfeitures of $0.6 million, and capitalization of $2.6 million. The expense for restricted awards is net of adjustments for forfeitures of $0.3 million and capitalization of $0.5 million. The expense for performance awards is net of adjustments for forfeitures of $0.2 million and capitalization of $0.3 million.

(2) During 2014, the Company settled $1.3 million of restricted awards which resulted in a decrease to the outstanding liability balance related to restricted awards as at December 31, 2014.

a.	Share Option Plan

Bellatrix has a share option plan where the Company may grant share options to its officers, employees, consultants, and other service providers. Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant. The maximum term of an option grant is five years. Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix. Share options, entitling the holder to purchase common shares of the Company, have been granted to officers, employees, consultants, and other service providers of Bellatrix. One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

During the year ended December 31, 2015, Bellatrix granted 4,432,500 (2014: 4,077,000) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the years ended December 31, 2015 and 2014, and the weighted average assumptions used in their determination are as noted below:

	2015	2014
Inputs:
Share price	$3.73	$8.06
Exercise price	$3.73	$8.06
Risk free interest rate (%)	0.6	1.2
Option life (years)	2.8	2.8
Option volatility (%)	52	44
Results:
Weighted average fair value of each share option granted	$1.26	$2.42

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2014: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the year ended December 31, 2015 was $2.92 (2014: $7.95).

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The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2013	$4.75	11,182,963
Granted	$8.06	4,077,000
Exercised	$2.37	(2,927,457)
Forfeited	$7.25	(1,419,169)
Balance, December 31, 2014	$6.30	10,913,337
Granted	$3.73	4,432,500
Exercised	$3.39	(13,334)
Forfeited	$5.87	(1,259,171)
Expired	$3.89	(1,227,000)
Balance, December 31, 2015	$5.69	12,846,332

As of December 31, 2015, a total of 19,196,391 common shares were reserved for issuance on exercise of share options, leaving an additional 6,350,059 available for future share option grants.

Share Options Outstanding, December 31, 2015
	Outstanding			Exercisable
Exercise Price	At December 31, 2015	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At December 31, 2015	Exercise Price
$ 2.12 - $ 3.06	30,000	$2.12	4.7	-	$-
$ 3.07 - $ 3.74	1,474,668	$3.33	1.6	1,364,668	$3.34
$ 3.75 - $ 3.84	3,992,500	$3.75	4.4	-	$-
$ 3.85 - $ 5.22	1,060,501	$4.19	2.9	612,823	$4.28
$ 5.23 - $ 7.24	1,785,000	$5.68	0.9	1,654,990	$5.58
$ 7.25 - $ 7.87	774,332	$7.59	3.0	470,305	$7.58
$ 7.88 - $ 9.16	1,534,833	$8.08	3.0	978,486	$8.04
$ 9.17 - $10.04	2,194,498	$9.25	3.5	744,121	$9.25
$ 2.12 - $10.04	12,846,332	$5.69	3.1	5,825,393	$5.96

Share Options Outstanding, December 31, 2014
	Outstanding			Exercisable
Exercise Price	At December 31, 2014	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At December 31, 2014	Exercise Price
$ 3.12 - $ 3.81	1,528,669	$3.36	2.3	1,029,672	$3.38
$ 3.82 - $ 4.03	1,289,667	$3.89	0.6	1,222,999	$3.89
$ 4.04 - $ 5.22	1,244,501	$4.21	4.0	322,333	$4.63
$ 5.23 - $ 7.24	1,860,000	$5.68	1.9	1,588,654	$5.47
$ 7.25 - $ 8.42	2,352,000	$7.83	4.0	733,628	$7.85
$ 8.43 - $ 9.24	2,400,500	$9.22	4.4	-	-
$ 9.25 - $10.04	238,000	$9.50	4.5	-	-
$ 3.12 - $10.04	10,913,337	$6.30	3.1	4,897,286	$4.93

b.	Deferred Share Unit Plan

Under Bellatrix’s Deferred Share Unit Plan, the Company may grant to non-employee directors, deferred share units (“DSUs”), each DSU being a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU. Participants of the DSU Plan may also elect to receive their annual remuneration in the form of DSUs. Subject to TSX and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of the DSUs. The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix). On a go forward basis, it is intended that in the event of a share based award, non-employee directors would receive DSU grants instead of share option grants.

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During the year ended December 31, 2015, the Company granted 372,753 (2014: 120,612) DSUs, and had 1,026,271 DSUs outstanding as at December 31, 2015 (2014: 653,518). A total of $1.6 million (December 31, 2014: $2.8 million) was included in accounts payable and accrued liabilities as at December 31, 2015 in relation to the DSUs.

c.	Incentive Plan

Bellatrix has approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

RAs granted to employees vest in equal annual amounts over the course of three years. Each RA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date. Unvested RAs are forfeited at the time the holder’s employment with the Company ends, except on death in which case they vest immediately. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for RAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding RAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income (Loss). The fair value of the outstanding RAs is recognized as a liability included as part of accounts payable on the Company’s Balance Sheet.

During the year ended December 31, 2015, the Company granted 1,403,350 (2014: 572,850) RAs, settled 295,192 (2014: 169,932) RAs, and had 1,593,537 RAs outstanding as at December 31, 2015 (2014: 767,051). A total of 277,672 RAs were forfeited during 2015 (2014: 146,367). A total of $1.0 million (December 31, 2014: $0.6 million) was included in accounts payable and accrued liabilities as at December 31, 2015 in relation to the RAs.

PAs vest on the third anniversary date of their issuance. Each PA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date, multiplied by a payout multiplier determined by the Company’s Board of Directors based on determined corporate performance measures. Unvested PAs are forfeited at the time the holder’s employment with the Company ends. Bellatrix incorporates an estimated forfeiture rate of 5% for PAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding PAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income (Loss). The fair value of the outstanding PAs is recognized as a liability included in accounts payable on the Company’s Balance Sheet.

During the year ended December 31, 2015, the Company granted 530,650 (2014: 411,150) PAs, and had 1,246,200 PAs outstanding as at December 31, 2015 (2014: 751,450). A total of 35,900 PAs were forfeited during 2015 (2014: 130,400). A total of $0.9 million (2014: $1.1 million) was included in accounts payable and accrued liabilities as at December 31, 2015 in relation to the PAs.

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13.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

($000s)	2015	2014
Changes in non-cash working capital items:
Restricted cash	$25,467	$12,644
Accounts receivable	52,857	(29,812)
Deposits and prepaid expenses	(1,167)	3,075
Accounts payable and accrued liabilities	(65,983)	17,686
Advances from joint venture partners	(53,430)	(22,992)
	$(42,256)	$(19,399)
Changes related to:
Operating activities	$(3,685)	$25,818
Financing activities	4,248	149
Investing activities	(42,819)	(45,366)
	$(42,256)	$(19,399)

14.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. The Alberta corporate tax rate increased from 10% to 12% and was enacted in the second quarter of 2015, effective July 1, 2015. As at December 31, 2015, Bellatrix had approximately $1.69 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $151.0 million that expire in years through 2033.

The provision for income taxes differs from the expected amount calculated by applying the combined 2015 federal and provincial corporate income tax rate of 26.0% (2014: 25.0%) to net profit (loss) before taxes. This difference results from the following items:

($000s)	2015	2014
Expected income tax expense (recovery)	$(152,171)	$54,966
Unrealized foreign exchange loss	9,849	-
Share based compensation expense	1,161	1,182
Other	320	365
Deferred tax expense (recovery)	$(140,841)	$56,513

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The components of the net deferred tax asset at December 31, 2015 are as follows:

($000s)	2015	2014
Deferred tax liabilities:
Property, plant and equipment and exploration and evaluation assets	$(12,142)	$(153,087)
Risk management contract asset	(3,600)	-
Senior Notes	(65)	-
Deferred tax assets:
Finance lease obligation	2,717	2,909
Risk management contract liability	105	-
Decommissioning liabilities	26,034	22,151
Share issue costs	2,520	3,529
Non-capital losses	40,766	40,574
Alberta non-capital losses greater than Federal non-capital losses	1,935	1,209
Other	985	1,130
Deferred tax asset (liability)	$59,255	$(81,585)

The Company recognized a net deferred tax asset based on the independently evaluated reserve report as cash flows are expected to be sufficient to realize the deferred tax asset.

A continuity of the net deferred income tax asset (liability) for 2015 and 2014 is provided below:

($000s)	Balance, Jan. 1, 2015	Recognized in profit (loss)	Recognized in equity	Balance, Dec. 31, 2015
Property, plant and equipment and exploration and evaluation assets	$(153,087)	$140,945	$-	$(12,142)
Decommissioning liabilities	22,151	3,883	-	26,034
Risk management contract asset	-	(3,600)	-	(3,600)
Risk management contract liability	-	105	-	105
Share issue costs	3,529	(1,009)	-	2,520
Non-capital losses	40,574	192	-	40,766
Finance lease obligation	2,909	(192)	-	2,717
Alberta non-capital losses greater than Federal non-capital losses	1,209	726	-	1,935
Senior Notes	-	(65)	-	(65)
Other	1,130	(144)	-	985
	$(81,585)	$140,841	$-	$59,255

($000s)	Balance, Jan. 1, 2014	Recognized in profit (loss)	Recognized in equity	Balance, Dec. 31, 2014
Property, plant and equipment and exploration and evaluation assets	$(81,453)	$(71,634)	$-	$(153,087)
Decommissioning liabilities	16,769	5,382	-	22,151
Commodity contract liability	4,233	(4,233)	-	-
Share issue costs	3,910	(2,343)	1,962	3,529
Non-capital losses	23,621	16,953	-	40,574
Finance lease obligation	3,283	(374)	-	2,909
Alberta non-capital losses greater than Federal non-capital losses	1,209	-	-	1,209
Other	1,394	(264)	-	1,130
	$(27,034)	$(56,513)	$1,962	$(81,585)

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15.	FINANCE INCOME AND EXPENSES

($000s)	2015	2014
Interest on Bank debt (1)	$21,633	$19,198
Interest on Senior Notes (2)	18,400	-
Accretion on decommissioning liabilities (non-cash)	1,803	1,739
Finance expense	$41,836	$20,937

(1)	Includes interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio.

(2)	Includes amortized costs related to the issuance of the Senior Notes (detailed in note 8).

16.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from United States dollar to Canadian dollar using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

($000s)	2015	2014
Realized gain (loss) on foreign exchange	$(315)	$-
Realized gain on foreign exchange contracts	349	-
Unrealized (loss) on foreign exchange	(39,022)	-
Unrealized gain on foreign exchange contracts	2,466	-
Loss on foreign exchange	$(36,522)	$-

Bellatrix entered into the following United States dollar foreign exchange forward purchase contracts in the period ended December 31, 2015:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

For the year ended December 31, 2015, Bellatrix recorded a net foreign exchange loss of $36.5 million. This was due to the impact of the change over the year in the value of the Canadian dollar relative to the United States dollar primarily on the Company’s United States dollar denominated Senior Notes ($39.0 million) and from the change in the fair value of its United States foreign exchange forward contract ($2.5 million).

17.	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME PRESENTATION

A mixed presentation of nature and function was used for the Company’s presentation of operating expenses in the consolidated statement of comprehensive income for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and dispositions are presented by their nature. Such presentation is in accordance with industry practice.

Total employee compensation costs included in total production and general administrative expenses in the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2015 and 2014 are detailed in the following table:

31

($000s)	2015	2014
Production	$9,273	$5,728
General and administrative (1)	15,247	20,619
Employee compensation	$24,520	$26,347

(1) Amount shown is net of capitalization.

18.	RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management includes officers and directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services is shown below:

($000s)	2015 (3)	2014 (2)
Short-term and long-term employee benefits	$4,108	$5,785
Share-based compensation (1)	613	3,159
	$4,721	$8,944

(1) Share-based compensation includes share options, RAs, PAs, and DSUs.

(2) In 2014, the Company’s key management was comprised of 6 officers (including one executive director), and 9 non-executive directors.

(3) In 2015, the Company’s key management was comprised of 5 officers (including one executive director), and 11 non-executive directors.

19.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the year ended December 31, 2015 was based on a net loss of $444.2 million (2014: net profit of $163.1 million).

	2015	2014
Basic common shares outstanding	191,963,910	191,950,576
Fully dilutive effect of: Share options outstanding	12,846,332	10,913,337
Fully diluted common shares outstanding	204,810,242	202,863,913
Weighted average shares outstanding	191,960,312	183,216,536
Dilutive effect of share options (1)	-	1,731,286
Diluted weighted average shares outstanding	191,960,312	184,947,822

(1) For the year ended December 31, 2015, a total of 12,846,332 (2014: 9,182,051) share options were excluded from the calculation as they were anti-dilutive.

20.	COMMITMENTS

The following is a summary of Bellatrix’s contractual obligations and commitments as at December 31, 2015:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$12,824	$24,519	$19,267	$16,841	$73,451

(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.

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As at December 31, 2015, Bellatrix committed to drill 2 gross (1.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $3.4 million.

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture.

As at December 31, 2015, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)
Commitment Term	2013 to 2016
Remaining wells to drill at December 31, 2015 (gross) (1)	12
Remaining wells to drill at December 31, 2015 (net) (1)	2.0
Remaining estimated total cost ($millions) (gross) (1)	$51.5
Remaining estimated total cost ($millions) (net) (1)	$9.3

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Grafton joint venture agreement.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary (June 26, 2016) of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) During the second quarter of 2015 the funding period for the initial $200 million commitment was extended to December 31, 2015 (from June 26, 2015). The funding obligation was satisfied by Bellatrix and Grafton by that date. Subsequent to December 31, 2015, the funding period of the Grafton Joint Venture amended agreement for the wells relating to the exercised option was extended to December 31, 2016 (from June 26, 2016).

Subsequent to December 31, 2015, Bellatrix and Grafton agreed to extend the funding period for the remaining commitments under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the calendar 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in 2016.

During 2014, the CNOR Joint Venture was formed with CNOR a non-operated oil and gas company managed by Grafton Asset Management Inc. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 1, 2015, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2019 as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016, with the expectation that the funds will be primarily spent between the years 2017 through 2019. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

The Daewoo and Devonian Partnership provides for a multiyear commitment from 2013 to 2016 with anticipated total gross capital expenditures of $200 million ($100 million net). As at December 31, 2015, a total of 44 gross (19 net) wells have been drilled as well as expenditures related to land acquisitions and infrastructure pursuant to the Daewoo and Devonian Partnership and there remains estimated total gross capital of $89.1 million ($44.6 million net) to be committed by the parties thereunder. The Daewoo/Devonian Joint Venture does not contain any minimum capital expenditure requirements or any penalties if the parties decide to delay or stop further development.

On November 10, 2015, Bellatrix and TCA agreed to discharge the remainder of the drilling program under the TCA Joint Venture. The funds received by Bellatrix from TCA related to the completion of the remaining drilling program have subsequently been refunded to TCA. As a result, Bellatrix and TCA have no further obligation to drill additional wells thereunder. The parties continue to have joint operations in existing wells related to the executed capital program.

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21.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

▪	Credit risk
▪	Liquidity risk
▪	Market risk
▪	Foreign exchange risk
▪	Commodity price risk
▪	Interest rate risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.

As at December 31, 2015, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$25,733	$6,206	$31,939
Amounts due from government agencies	211	700	911
Revenue and other accruals	21,359	3,368	24,727
Less: Allowance for doubtful accounts	-	(316)	(316)
Total accounts receivable	$47,303	$9,958	$57,261

Subsequent to December 31, 2015, the Company has collected $2.1 million of joint venture and other trade accounts receivables greater than 90 days past due.

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Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at December 31, 2015 and specifically the balances greater than 90 days, a provision of $0.3 million was made.

The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

c.	Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described above in note 8.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 8, which are reviewed semi-annually by the lender. The Credit Facilities outline limitations on percentages of forecasted production, from external reserve engineer data, which may be hedged through financial commodity price risk management contracts. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of liabilities as at December 31, 2015:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$87,312	$87,312	$-	$-	$-
Advances from joint venture partners	22,958	22,958	-	-	-
Bank debt – principal (2)	340,743	-	340,743	-	-
Senior Notes (3)	332,024	-	-	332,024	-
Decommissioning liabilities (4)	96,423	-	3,215	12,370	80,838
Finance lease obligation	10,063	1,634	2,708	947	4,774
Total	$889,523	$111,904	$346,666	$345,341	$85,612

(1) Includes $0.5 million of accrued interest payable in relation to the credit facilities and $3.8 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity on May 30, 2017, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

d.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

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e.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian / United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous 3 months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or 3 years.

As at December 31, 2015, the Company has entered into foreign exchange risk management contracts as follows:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

The Company has recorded the following asset on its Balance Sheet with regards to the foreign exchange contracts:

	Year ended December 31,
($000s)	2015	2014
Foreign exchange contracts asset	2,466	-

f.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of twenty four months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at December 31, 2015, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	January 1, 2016 to December 31, 2016	50,000 GJ/d	$3.00 CDN	$3.00 CDN	AECO
Natural gas fixed	April 1, 2016 to October 31, 2016	9,000 GJ/d	$2.20 CDN	$2.20 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	50,000 GJ/d	$3.00 CDN	$3.00 CDN	AECO

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Natural gas swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	50,115	US$0.68

Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl)

Product	Financial Contract (1)	Period	Volume	Average Price
Crude Oil	WTI basis swap	January 1, 2016 to September 30, 2016	500	US$4.05
Crude Oil	WTI basis swap	January 1, 2016 to December 31, 2016	1,500	US$4.05

(1) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

Subsequent to December 31, 2015, the Company entered into the following fixed commodity price risk management contracts:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	February 1, 2016 to December 31, 2016	30,000 GJ/d	$2.38 CDN	$2.38 CDN	AECO
Natural gas fixed	March 1, 2016 to December 31, 2016	10,000 GJ/d	$2.14 CDN	$2.14 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	12,220 GJ/d	$2.71 CDN	$2.71 CDN	AECO

The Company collapsed the natural gas AECO basis swaps for the period April 1, 2016 to October 31, 2016. As at March 16, 2016, Bellatrix had entered into the following natural gas swap arrangements:

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2016 to March 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	November 1, 2016 to December 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45,895	US$0.68

There were no changes to the Company’s crude oil swap arrangements subsequent to December 31, 2015.

g.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Bank debt which bears a floating rate of interest. As at December 31, 2015, if interest rates had been 1% lower with all other variables held constant, after tax net profit (loss) for the year ended December 31, 2015 would have been approximately $2.5 million higher, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

The Company had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2015.

h.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, senior notes, bank debt, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue high-yield or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels.

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The Company monitors capital based on the ratio of total net debt to annualized funds flow from operations (the “ratio”). This ratio is calculated as total net debt, defined as outstanding bank debt and senior notes, plus or minus working capital (excluding commodity contract assets and liabilities, the current portion of finance lease obligations and deferred lease inducements, and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. Bellatrix does not pay dividends.

The Company’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Year ended December 31,
($000s, except where noted)	2015		2014

Shareholders’ equity	810,572		1,248,317

Bank debt	340,743		549,792
Adjusted working capital deficiency (2)	44,878		87,934
Subtotal	385,621		637,726
Senior Notes (mature May 15, 2020) (4)	332,024		-
Total net debt (2) at year end	717,645		637,726

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	118,612		247,028
Total net debt (2) at year end	717,645		637,726
Total net debt to periods funds flow from operations ratio (annualized) (3)	6.1	x	2.6	x

Debt to funds flow from operations ratio (1)
Funds flow from operations for the year (1)	109,485		270,753
Total net debt (2) at year end	717,645		637,726
Total net debt (2) to funds flow from operations ratio (1) for the year	6.6	x	2.4	x

(1) Funds flow from operations is an additional GAAP term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs

(2) Total net debt is considered to be an additional GAAP measure. Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s 2015 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation and deferred lease inducements.

(3) For the years ended December 31, 2015 and 2014, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon fourth quarter funds flow from operations annualized.

(4) Includes unrealized loss on foreign exchange of $38.9 million and does not include $2.5 million of unrealized gain on foreign exchange contracts.

As at December 31, 2015 the Company’s ratio of total net debt to annualized funds flow from operations (based on fourth quarter funds flow from operations) was 6.1 times. The total net debt to annualized funds flow from operations ratio as at December 31, 2015 increased from that at December 31, 2014 of 2.6 times primarily due to an increase in total net debt resulting primarily from a decrease in funds flow from operations due to the significant and continued decline in commodity prices and an increase in Senior Notes primarily attributable to the unrealized foreign exchange loss recognized pertaining to the mark-to-market of United States dollar denominated Senior Notes. Bellatrix underspent cash flow and reduced total net debt in both the third and fourth quarters of 2015, through the utilization of free cash flow generated from operations and proceeds received from a minor asset disposition. Total net debt at December 31, 2015 was $717.6 million, a decrease of $5.8 million compared with net debt of $723.4 million at September 30, 2015. The reduction in total net debt reflects the decrease in bank debt and working capital deficit by $17.1 million, offset by an increase of $11.3 million to the Senior Notes, resulting from an unrealized foreign exchange loss in the fourth quarter of 2015. The Company continues to preserve liquidity through the priority use of funds flow from operations.

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Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. Even though Bellatrix experienced continued operational success in 2015, volatility in oil and gas prices has resulted in a challenging environment for the Company. In response to this volatility and to preserve liquidity and capital resources, Bellatrix’s Board of Directors approved a first half 2016 net capital budget of $46 million in January 2016. Bellatrix's 2016 budget incorporates first half 2016 forward strip pricing expectations of approximately US$39.70/bbl WTI and $2.33/GJ AECO.  On an annualized basis, the first half 2016 capital budget represents a 42% reduction in capital spending relative to total 2015 capital spending. Bellatrix expects to be able to fund its 2016 capital program by reinvesting cash flow and to the extent necessary, through borrowings under its Credit Facilities. Bellatrix anticipates first half 2016 production to average 39,000 boe/d (+/- 500 boe/d). Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States / Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities, which is currently comprised of a $65 million operating facility provided by a Canadian chartered bank and a $475 million syndicated facility provided by nine financial institutions. The Credit Facilities currently mature on May 30, 2017, but the Company is permitted to request, and has requested, an extension to May 30, 2019. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. The next scheduled redetermination of the borrowing base is expected to occur on or before May 31, 2016. At December 31, 2015, the borrowing base under the Credit Facilities was set at $540 million, and the Company had $341 million outstanding at a weighted average interest rate of 3.85%.

Notwithstanding Bellatrix’s undrawn capacity under its Credit Facilities, the Company’s ability to incur or maintain Senior Debt is effectively limited by the Senior Debt Covenant to an amount equal to 3.5 times the Company’s trailing 12-month EBITDA. For the year ended December 31, 2015, the Company’s Senior Debt to EBITDA ratio was 2.75 times, which would have allowed the Company to incur $109.8 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant.

Bellatrix generally relies upon its operating cash flows and its Credit Facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. In May 2015, the Company issued US$250 million of 8.50% senior unsecured notes maturing in 2020 and used the net proceeds therefrom to reduce amounts outstanding under its Credit Facilities. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix. Based on the capital budget pricing assumptions, the Company does not expect to exceed the Senior Debt Covenant during 2016. However, if the current commodity price levels persist, the Company would expect to begin negotiating additional covenant relief with its lenders in order to ensure ongoing compliance. If the Company expected to reach or exceed the Senior Debt Covenant, there are a number of steps that may be taken to remain in compliance, including asset divestments, allocation of a portion of capital spending to debt reduction, debt refinancing transactions, and equity issuances.

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i.	Fair Value

The Company’s financial instruments as at December 31, 2015 include restricted cash, accounts receivable, deposits and prepaid expenses, risk management assets and liabilities, accounts payable and accrued liabilities, advances from joint venture partners, finance lease obligations, Bank debt and Senior Notes. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. The impact of netting gross amounts is negligible.

The risk management assets at December 31, 2015 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The fair value of risk management contracts as at December 31, 2015 was a net asset of $15.4 million (December 31, 2014: nil). The commodity contracts are classified as level 2 within the fair value hierarchy.

Bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

($000s)	2015	2014
Commodity contract asset (current)	$8,845	$-
Commodity contract asset (long term)	4,487	-
Foreign exchange contract (long term)	2,466	-
Commodity contract liability (current)	(390)	-
Net risk management asset	$15,408	$-

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